FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* AtLee III Frank V.	2. Issuer Name and Ticker or Trading Symbol Monsanto Company (MON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman of the Board, President and CEO
(Last) (First) (Middle) 10137 East Horizon Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 24, 2003
(Street) Scottsdale, AZ 85262		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/24/03		A(1)		5,009	A		29,905(2)	D
Common Stock								1,000	I	By son in trust(3)
Common Stock								1,000	I	By son in trust(4)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)	$20.00							03/15/02(5)	10/16/10	Common Stock	10,000		10,000	D
Option (right to buy)	$16.395							02/19/04(6)	02/18/13	Common Stock	150,000		160,000	D

Explanation of Responses:

(1) Represents shares of deferred common stock deliverable upon termination as a director under the Monsanto Company Non-Employee Director Equity Compensation Plan. Shares of deferred stock are credited in the form of hypothetical shares to a stock unit account in installments on the last day of each plan month during the director's term and for the payment of dividends. Shares of deferred stock are not credited to the stock unit account because of termination as a director before the end of the director's term are forfeited.
(2) Includes 22,058 shares of deferred common stock deliverable under the Monsanto Company Non-Employee Director Equity Incentive Compensation Plan; 638 shares of common stock issued as dividends with respect to such deferred shares; and 7,209 shares of common stock owned directly by the Reporting Person.
(3) These shares are held in trust for the benefit of one of the Reporting Person's sons. The Reporting Person's son is the trustee of the trust. The Reporting Person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(4) These shares are held in trust for the benefit of one of the Reporting Person's sons. The Reporting Person and the Reporting Person's spouse are the trustees of the trust. The Reporting Person disclaims beneficial ownership of these securities, and the filing of this report is not an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(5) 50% of the shares underlying the option became exercisable on 3/15/02 and 50% became exercisable on 3/15/03, subject to the terms and conditions of the Monsanto Long-Term Incentive Plan.
(6) The shares underlying the option will become exercisable on the later of February 19, 2004 or the date the Reporting Person ceases to be the Chief Executive Officer.
(7) Michael L. DeCamp, attorney-in-fact for Frank V. AtLee III under a Power of Attorney filed herewith.

By: /s/ Michael L. DeCamp(7) **Signature of Reporting Person	April 28, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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POWER OF ATTORNEY

 Know all by these presents, that the undersigned hereby constitutes and appoints each of Charles W. Burson, David F. Snively, Michael L. DeCamp and Sonya M. Davis, signing singly, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer and/or director of Monsanto Company (the "Company"), Forms 3, 4 and 5 in accordance with Section 16 (a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact's discretion.

 The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

 This Power of Attorney (i) shall remain in full force and effect until the undersigned is no longer required to file Form 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact; and (ii) revokes any earlier dated Powers of Attorney executed by me with respect to the subject matter hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of April, 2003.

       /s/ Frank V. AtLee III

       Frank V. AtLee III